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                                 April 29, 2002



VIA EDGAR
---------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth St., N.W.
Washington, D.C. 20549

         Re:      ALD Services, Inc.
                  Request to Withdrawn Registration Statement on Form S-8 (File No. 333-86388)

Ladies and Gentlemen:

         In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the "Securities Act"), ALD Services, Inc. (the "Registrant") hereby respectfully requests the immediate withdrawal of the above-referenced Registration Statement on Form S-8 (the "Registration Statement"). Effective as of the close of business on April 24, 2002, the Registrant acquired MicroIslet, Inc., a Delaware corporation, and in connection therewith, the officers and directors of the Registrant resigned, and the officers and directors of MicroIslet became the officers and directors of the Registrant. New management intends to renegotiate the consulting agreement which forms the basis of the Registration Statement, including the registration provisions therein.

         The Registrant confirms that the securities referenced in the Registration Statement have not been issued, and no securities have been or will be issued or sold pursuant to the Registration Statement.

         Upon the grant of the Securities and Exchange Commission's consent hereto, please send a copy of the order granting such withdrawal to the undersigned. If you have any questions with respect to this withdrawal request, please call John D. Tishler, Esq., of Procopio Cory Hargreaves & Savitch LLP, counsel to the Registrant, at (619) 238-1900.

                                     Sincerely,

                                     ALD Services, Inc.

                                     By: /s/ John F. Steel, IV
                                         ------------------------------
                                     Name:  John F. Steel, IV
                                     Title: Chairman and Chief Executive Officer